UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at May 15, 2007

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 15, 2007

* Print the name and title of the signing officer under his signature
------

  Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ-ANGLO PLATINUM GA-PHASHA PGM JOINT VENTURE
DRILLING INCREASES MINERAL RESOURCES IN UG2 REEF

May 15, 2007, Vancouver , BC . Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO; JSE: ARQ) announces the results of a resource estimate by Anglo Platinum Limited ("Anglo Platinum") for the Ga-Phasha Platinum Group Metals ("PGM") Project, ("the Project") located on the northeastern limb of the Bushveld Complex about 250 km from Johannesburg, South Africa.

The Ga-Phasha PGM Project is a 50/50 joint venture between Anglo Platinum and Anooraq. PGM mineralization at Ga-Phasha occurs in the UG2 and Merensky Reefs, the two main PGM-bearing horizons in the Bushveld. Anglo Platinum has been carrying out exploration drilling at Ga-Phasha since 2000, outlining mineral resources in both reefs.

A previous estimate of the Ga-Phasha mineral resources was announced by Anooraq in 2004 (see Anooraq News Release January 2004), for both the UG2 Reef and Merensky Reef deposits on all four farms that comprise the Project.

The mineral resource estimate presented below is for the UG2 Reef deposit only, and is based on drilling results on the Ga-Phasha property in 2006 from 583 UG2 intersections either as single drill holes or drill holes containing deflections. The UG2 resource results presented in this release are for the Paschaskraal and Klipfontein farms, which comprise all the shallower resources at Ga-Phasha. The current estimate indicates increases to the mineral resources on these farms in measured, indicated and inferred categories. The Avoca and De Kamp farms lie down dip and remain to be evaluated, representing significant potential additional resource.

The UG2 resource data tabulated below includes only resources lying within a minimum potential mining width of 0.90 m (previous estimate was over average 0.79 m). The resource cut width was established through a combination of model estimates of the geotechnical hanging wall thickness, the UG2 reef thickness and a minimum footwall dilution of 0.10 m; the grade and width contributions are density and length weighted to report the resource cut.

The weathered and oxidized horizon, indicated as "Regolith" below, extends to an average depth of 40 m below surface and other horizons are related to geological loss factors. The following geological loss factors, related to the presence of potholes or other structural features in the reefs, have been applied to each horizon: Regolith, from 17% (measured) to 26% (inferred); Mining Footprint, 15% (measured and indicated); and Remnant, from 24% (indicated) to 25% (measured and inferred).

GA-PHASHA PGM PROJECT - UG2 REEF [4] RESOURCE CUT MINERAL RESOURCES[1] OVER A MINIMUM WIDTH OF 0.90 m
	RESOURCE CLASSIFICATION	WIDTH (m)	TONNAGE AFTER GEO LOSS (millions tonnes)	4PGM[2] grade g/t	Pt3 grade g/t	Pd3 grade g/t	Rh3 grade g/t	Au3 grade g/t	CONTENT 4PGM[3] (millions oz)
REGOLITH	MEASURED	0.90	0.97	6.33	2.74	2.99	0.49	0.11	0.20
	INDICATED	0.92	1.43	6.45	2.74	3.08	0.52	0.12	0.30
	INFERRED	0.92	1.13	6.28	2.68	2.99	0.50	0.11	0.23
MINING FOOTPRINT	MEASURED	0.90	7.17	6.74	2.80	3.28	0.55	0.12	1.55
	INDICATED	0.90	0.07	7.04	2.91	3.41	0.60	0.13	0.02
	INFERRED	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
REMNANT	MEASURED	0.91	16.71	6.40	2.71	3.05	0.54	0.11	3.44
	INDICATED	0.91	55.95	6.56	2.77	3.14	0.53	0.11	11.79
	INFERRED	0.95	67.36	6.47	2.72	3.09	0.54	0.11	14.02
TOTAL MEASURED+INDICATED		0.91	82.30	6.53	2.76	3.13	0.53	0.11	17.30
TOTAL INFERRED		0.95	68.49	6.47	2.72	3.09	0.54	0.11	14.25

1 A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.
2 4PGM = platinum + palladium + rhodium + gold
3 Grades for individual elements are estimated from percentages of each used to tally 4PGM.
4 The resource estimate represents 100% of the Ga-Phasha resource of which 50% is attributable to Anooraq.

The mineral resources were estimated using a geostatistical method, and were categorized according to the South African Code for Reporting Mineral Resources and Mineral Reserves (the "SAMREC Code") March 2000 guidelines by Anglo Platinum's in-house qualified person for the project, Gordon Chunnett, Pr.Sci.Nat. In his opinion, the definitions and standards of the SAMREC Code are substantively similar to the definitions and standards of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Standards") which are recognized by the Canadian regulatory authorities and NI 43-101; and a reconciliation of the resources between the SAMREC Code and the CIM Standards does not provide a materially different result.

All samples were analyzed by fire assay at the Anglo Research Laboratory with check assays completed at Genalysis in Australia.

A technical report in compliance with NI 43-101 will be completed by Anooraq within 45 days.

ON BEHALF OF THE BOARD OF DIRECTORS

Tumelo Motsisi
Managing Director and Deputy CEO
Anooraq Resources Corporation

For further information please contact:

Phumzile Langeni (in South Africa ) +2711 883 0831 +2783 745 5834	Investor Relations (in North America) (604) 684-6365 Toll free: 1-800-667-2114

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The American Stock Exchange have neither approved nor disapproved the contents of this press release.

Forward looking statements

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward-looking statements. Although Anooraq believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Anooraq, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Anglo Platinum and Anooraq advise investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under National Instrument 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.